Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis
Management’s Discussion and Analysis
November 7, 2024
This Management's Discussion and Analysis (MD&A) of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter and the three quarters ended September 30, 2024, dated November 7, 2024, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and the three quarters ended September 30, 2024, and the MD&A and audited consolidated financial statements and related notes included in our 2023 Annual Report filed on February 28, 2024.

Our unaudited interim consolidated financial statements and related notes for the quarter and the three quarters ended September 30, 2024, are prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board. We continue to apply the same accounting policies as those used in 2023, except for as disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter and the three quarters ended September 30, 2024 (incorporated herein by reference) and described in the Critical Accounting Developments, Estimates, and Measures section of this MD&A. The IFRS Interpretations Committee (IFRIC) issued an agenda decision in April 2024 on Payments Contingent on Continued Employment during Handover Periods (IFRS 3). The agenda decision clarified how automatic forfeiture should be applied to payments in a business combination which may be contingent on the sellers’ continued employment. Historically Stantec issued notes payable as purchase consideration that were contingent on selling shareholders complying with the terms of the acquisition agreement. Effective September 30, 2024, the Company performed a reassessment of our historical acquisitions, based on the IFRIC clarification, and revised the accounting for certain historical notes payable from purchase consideration to compensation for post-combination services. The Company has also changed the terms used in recent acquisition agreements to clarify that adjustments to the notes payable are not contingent on continued employment but adjusted based on factors relevant to the performance of the business. The reassessment was applied as a change in accounting policy, retrospectively to all prior periods presented. The consolidated financial statements for the quarter and the three quarters ended September 30, 2024 and previously reported metrics in this MD&A have been revised to reflect this change in accounting policy.

All other amendments to accounting standards adopted in 2024 did not have a material impact on the Company's consolidated financial statements or accounting policies. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS Accounting Standards (non-IFRS) and Other Financial Measures
The Company reports its financial results in accordance with IFRS Accounting Standards. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures and ratios, including: adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections of this MD&A and, where applicable, reconciliations from the non-IFRS

Management’s Discussion and Analysis September 30, 2024	M-1	Stantec Inc.

measure to the most directly comparable measure calculated in accordance with IFRS Accounting Standards are provided (see the Q3 2024 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of and trends in our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.
Business Model
Stantec is a global design and delivery leader in sustainable engineering, architectural planning, and environmental services. As a trusted advisor for our clients and communities, Stantec’s multidisciplinary teams address climate change, urbanization, and infrastructure resiliency. Our strategy is guided by our purpose, which is to empower people to rise to the world’s greatest challenges. The success of our clients, communities, and people worldwide is our greatest ambition.

The Stantec community unites more than 31,000 employees working in over 450 locations across six continents. We cultivate close client relationships through our geographic and service offering diversification. Please see pages M-1 to M-2 of Stantec’s 2023 Annual Report for further details on our business model.

Strategic Acquisitions Completed in 2024 and 2023
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
Canada
Morrison Hershfield Group Inc. (Morrison Hershfield)	February 2024	Markham, Ontario	950	●	●	●	●
United States
Environmental Systems Design, Inc. (ESD)	June 2023	Chicago, Illinois	300			●
Morrison Hershfield	February 2024	Atlanta, Georgia	200	●		●	●
Global
ZETCON Ingenieure GmbH (ZETCON)	January 2024	Bochum, Germany	645	●
Hydrock Holdings Limited (Hydrock)	April 2024	Bristol, England	950	●		●		●

Management’s Discussion and Analysis September 30, 2024	M-2	Stantec Inc.

Q3 2024 Financial Highlights

	For the quarter ended September 30,				For the three quarters ended September 30,
	2024		2023		2024		2023
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,929.4	126.5%	1,693.2	128.6%	5,540.5	126.3%	4,870.6	127.4%
Net revenue	1,524.8	100.0%	1,316.8	100.0%	4,388.2	100.0%	3,824.0	100.0%
Direct payroll costs	696.7	45.7%	595.7	45.2%	2,005.9	45.7%	1,748.9	45.7%
Project margin	828.1	54.3%	721.1	54.8%	2,382.3	54.3%	2,075.1	54.3%
Administrative and marketing expenses (note 1)	571.6	37.5%	490.8	37.3%	1,695.8	38.6%	1,477.5	38.6%
Depreciation of property and equipment	17.4	1.1%	14.8	1.1%	50.4	1.1%	45.0	1.2%
Depreciation of lease assets	31.7	2.1%	30.1	2.3%	95.2	2.2%	91.2	2.4%
Net impairment (reversal) of lease assets	13.7	0.9%	(0.8)	(0.1%)	30.6	0.7%	(2.9)	(0.1%)
Amortization of intangible assets	36.7	2.4%	25.6	1.9%	99.5	2.3%	78.3	2.0%
Net interest expense and other net finance expense	26.9	1.8%	26.2	2.0%	78.5	1.8%	70.7	1.8%
Other (income) expense	(2.1)	(0.2%)	4.0	0.4%	(6.9)	(0.1%)	(1.3)	0.2%
Income taxes (note 1)	29.0	1.9%	29.1	2.2%	75.7	1.7%	70.6	1.8%
Net income (note 1)	103.2	6.8%	101.3	7.7%	263.5	6.0%	246.0	6.4%
Basic and diluted earnings per share (EPS) (note 1)	0.90	n/m	0.91	n/m	2.31	n/m	2.22	n/m
Adjusted EBITDA (note 2)	274.6	18.0%	241.3	18.3%	733.8	16.7%	636.4	16.6%
Adjusted net income (note 2)	147.9	9.7%	126.7	9.6%	378.1	8.6%	317.0	8.3%
Adjusted diluted EPS (note 2)	1.30	n/m	1.14	n/m	3.31	n/m	2.86	n/m
Dividends declared per common share	0.210	n/m	0.195	n/m	0.630	n/m	0.585	n/m
note 1: Results for the quarter ended September 30, 2023 and for the three quarters ended September 30, 2023 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
note 2: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

Q3 2024 compared to Q3 2023
We delivered strong third quarter earnings, driven by record net revenue and consistent operational performance.

•Net revenue increased 15.8% or $208.0 million, to $1.5 billion, primarily driven by 7.8% acquisition and 6.5% organic net revenue growth. We achieved organic growth in all of our regional and business operating units with the exception of Energy & Resources. We achieved double-digit organic growth in our Water and Buildings businesses.
•Project margin increased 14.8% or $107.0 million, to $828.1 million. As a percentage of net revenue, project margin decreased by 50 basis points to 54.3% reflecting a minor shift in project mix and certain project recoveries and change order approvals in the prior period.
•Adjusted EBITDA increased 13.8% or $33.3 million, to $274.6 million. Adjusted EBITDA margin was 18.0%, in line with our expectations. Compared to Q3 2023, adjusted EBITDA margin decreased by 30 basis points and by 110 basis points when normalized for the Q3 2023 increase in long-term incentive plan (LTIP) expense that resulted from strong price appreciation in the prior period. The quarter-over-quarter change in

Management’s Discussion and Analysis September 30, 2024	M-3	Stantec Inc.

margin primarily reflects lower project margins as a percentage of net revenue and higher administrative and marketing expenses as a percentage of net revenue due in part to increased software costs to support growth and slightly lower utilization due to staff transitioning from the wind down of certain major projects to new projects.
•Net income increased 1.9% or $1.9 million, to $103.2 million, and diluted EPS of $0.90 was largely consistent, compared to Q3 2023 at $0.91, mainly due to strong net revenue growth, partly offset by a non-cash lease impairment charge of $13.7 million resulting from our real estate optimization strategy and higher administrative and marketing expenses as a percentage of net revenue.
•Adjusted net income grew 16.7% or $21.2 million, to $147.9 million, achieving 9.7% of net revenue—an increase of 10 basis points. Adjusted diluted EPS increased 14.0% or $0.16, to $1.30. The LTIP revaluation had an upward impact of $0.03 on our Q3 2024 adjusted diluted EPS and a downward impact of $0.05 in Q3 2023.
•Contract backlog remains robust and increased to $7.3 billion at September 30, 2024, reflecting 9.5% acquisition growth and 4.7% organic growth from December 31, 2023. Compared to September 30, 2023, our backlog grew 5.5%, organically. Organic backlog growth was achieved in all of our regional and business operating units, with the exception of Environmental Services which remained consistent. Contract backlog represents approximately 12 months of work.
•Operating cash flows decreased $33.8 million or 15.9%, with cash inflows of $178.9 million, reflecting an increased investment in net working capital to support our organic growth and the financial system integration of Morrison Hershfield which began this quarter.
•DSO was 80 days, remaining within our target of 80 days.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at September 30, 2024 was 1.5x, reflecting the funding of recent acquisitions, and remaining within our internal target range of 1.0x to 2.0x.
•On November 7, 2024, our Board of Directors declared a dividend of $0.21 per share, payable on January 15, 2025, to shareholders of record on December 31, 2024.

Year-to-date Q3 2024 compared to year-to-date Q3 2023
•Net revenue increased 14.8% or $564.2 million, to $4.4 billion, primarily driven by 7.4% acquisition and 6.7% organic net revenue growth. We achieved organic growth in all of our regional and business operating units with the exception of Energy & Resources. Double-digit organic growth was achieved in our Water and Buildings businesses.
•Project margin increased $307.2 million or 14.8%, to $2,382.3 million. As a percentage of net revenue, project margin remained consistent with the prior period at 54.3%.
•Adjusted EBITDA increased $97.4 million or 15.3%, to $733.8 million. Adjusted EBITDA margin increased by 10 basis points over the prior period to 16.7% and decreased by 40 basis points after normalizing for the LTIP revaluation. The year over year change to adjusted EBITDA margin primarily reflects higher administrative and marketing expenses as a percentage of net revenue resulting from claim provision estimates increasing to historically normal levels compared to 2023 and slightly lower utilization due to staff transitioning from the wind down of certain major projects to new projects.
•Net income increased 7.1% or $17.5 million, to $263.5 million, and diluted EPS increased 4.1%, or $0.09, to $2.31, mainly due to strong net revenue growth, partly offset by a non-cash lease impairment charge of $30.6 million resulting from our real estate optimization strategy.
•Adjusted net income grew 19.3% or $61.1 million, to $378.1 million, achieving 8.6% of net revenue—an increase of 30 basis points, and adjusted diluted EPS increased 15.7%, or $0.45, to $3.31. The LTIP revaluation impact was $0.02 on the 2024 year-to-date adjusted diluted EPS and $0.15 in the comparative period.

Management’s Discussion and Analysis September 30, 2024	M-4	Stantec Inc.

•Operating cash flows increased $35.4 million or 13.6%, with cash inflows of $296.3 million, reflecting continued strong organic revenue growth, partly offset by an increased investment in net working capital in support of organic revenue growth and the impact from the Morrison Hershfield financial system integration.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Net income (note 1)	103.2	101.3	263.5	246.0
Add back (deduct):
Income taxes (note 1)	29.0	29.1	75.7	70.6
Net interest expense	26.7	25.1	78.0	68.1
Net impairment (reversal) of lease assets (note 2)	16.0	(1.8)	34.9	(3.8)
Depreciation and amortization	85.8	70.5	245.1	214.5
Unrealized (gain) loss on equity securities	(3.4)	3.1	(7.1)	(4.1)
Acquisition, integration, and restructuring costs (note 1,5,6)	17.3	14.0	43.7	45.1

Adjusted EBITDA	274.6	241.3	733.8	636.4

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Net income (note 1)	103.2	101.3	263.5	246.0
Add back (deduct) after tax:
Net impairment (reversal) of lease assets (note 2)	12.4	(1.4)	27.1	(3.0)
Amortization of intangible assets related to acquisitions (note 3)	21.2	12.6	58.2	41.7
Unrealized (gain) loss on equity securities (note 4)	(2.6)	2.4	(5.5)	(3.2)
Acquisition, integration, and restructuring costs (note 1,5,6)	13.7	11.8	34.8	35.5

Adjusted net income	147.9	126.7	378.1	317.0
Weighted average number of shares outstanding - diluted	114,066,995	110,958,545	114,066,995	110,955,101
Adjusted earnings per share - diluted	1.30	1.14	3.31	2.86
See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: Results for the quarter ended September 30, 2023 and for the three quarters ended September 30, 2023 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
note 2: The net impairment (reversal) of lease assets and property and equipment includes onerous contracts associated with the impairment for the quarter ended September 30, 2024 of $2.3 (2023 - $(1.0)) and for the three quarters ended September 30, 2024 of $4.3 (2023 - $(0.9)). For the quarter ended September 30, 2024, this amount is net of tax of $3.6 (2023 - $(0.4)). For the three quarters ended September 30, 2024, this amount is net of tax of $7.8 (2023 - $(0.8)).
note 3: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2024, this amount is net of tax of $6.0 (2023 - $3.7). For the three quarters ended September 30, 2024 this amount is net of tax of $16.7 (2023 - $12.1).
note 4: For the quarter ended September 30, 2024, this amount is net of tax of $(0.8) (2023 - $0.7). For the three quarters ended September 30, 2024 this amount is net of tax of $(1.6) (2023- $(0.9)).
note 5: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the quarter ended September 30, 2024, this amount is net of tax of $3.9 (2023 - $3.1). For the three quarters ended September 30, 2024, this amount is net of tax of $10.0 (2023- $10.1).
note 6: Acquisition, integration, and restructuring cost include additional acquisition costs related to the change in accounting policy described in note 1 for the quarter ended September 30, 2024 of $1.2 (2023 - $3.7) and for the three quarters ended September 30, 2024 of $5.9 (2023 - $14.8).

Management’s Discussion and Analysis September 30, 2024	M-5	Stantec Inc.

Financial Targets - Revised
In our Q2 2024 Interim Report, we revised and narrowed certain targets contained within our 2024 guidance (provided on page M-11 in our 2023 Annual Report, incorporated here by reference) based on the strength of our financial performance to date and the outlook for the balance of this year, further described below in the Outlook section.

Based on our continued strong performance in Q3 2024 and expectations for Q4, we are raising certain targets in our guidance and narrowing ranges further as follows:

	Previously Published 2024 Annual Range	Revised 2024 Annual Range
Targets
Net revenue growth	12% to 15%	14.5% to 15.0%
Adjusted EBITDA as % of net revenue (note)	16.5% to 16.9%	16.5% to 16.9%
Adjusted net income as % of net revenue (note)	above 8%	above 8%
Adjusted diluted EPS growth (note)	12% to 16%	16% to 18%
Adjusted ROIC (note)	above 11%	above 12%
Our targets and guidance initially assumed the average value for the US dollar to be $1.35, GBP to be $1.70, and AU dollar $0.90; we now assume the US dollar to be $1.36, GBP to be $1.76, and AU dollar to be $0.91. For all other underlying assumptions, see page M-25. These targets do not include the impact of revaluing our share-based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2023, as further described below.
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of this MD&A.

Outlook
The revised guidance we provided in the Outlook section of our Q2 2024 Interim Report (incorporated here by reference) was based on our expectations for robust net revenues and continuing high levels of activities in all regions.

Our outlook for net revenue growth remains robust. As such, we now expect net revenue growth to be in the range of 14.5% to 15.0% from 12% to 15%. We reaffirm our expectations for organic net revenue growth in the mid to high-single digits. We continue to expect the US and Global regions to deliver organic growth in the mid to high-single digits and Canada to be in the mid-single digits. We also reaffirm our expectations for acquisition net revenue growth to be in the high-single digits.

Our target range for adjusted EBITDA margin remains at 16.5% to 16.9%. This reflects our continuing confidence in solid project execution and operational performance. As such, we continue to expect adjusted net income to achieve a margin above 8%. With the increased expectations for net revenue growth, we now expect adjusted diluted EPS growth to be in the range of 16% to 18% from 12% to 16%, and adjusted ROIC to now be above 12% from 11%.

The retrospective revision impact from the change in accounting policy related to the treatment of deferred payments in a business combination did not have an impact to our targets as the impacts are included as adjusted items associated with acquisition integration costs (see Change in Accounting Policy on page M-20).

Effect of Long-term Incentive Plan
Consistent with guidance previously provided, our targets do not include the impact of revaluing our share-based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2023. Year to date, the revaluation resulted in a $2.6 million expense (pre-tax), the equivalent of 6 basis points as a percentage of net revenue and less than $0.02 EPS. If the LTIP metrics existing at Q3 2024 remain constant to the end of the year,

Management’s Discussion and Analysis September 30, 2024	M-6	Stantec Inc.

the impact of higher share-based compensation expense for the remaining quarter would be negligible, and the full year impact would be approximately $2.0 million (pre-tax) or $0.01 EPS.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the impact from share price movements subsequent to December 31, 2023 and the relative total shareholder return components on our share-based compensation programs.
Financial Performance
The following sections outline specific factors that affected the results of our operations in Q3 2024 and year to date Q3 2024.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate over 75% of our gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these and other currencies had a net $19.6 million positive impact on our net revenue results in Q3 2024 compared to Q3 2023 and a net $24.8 million positive impact year to date in 2024 compared to 2023:
•The US dollar averaged $1.34 in Q3 2023 and $1.36 in Q3 2024 —a 1.5% increase. Year to date, the US dollar averaged $1.35 in Q3 2023 and $1.36 in Q3 2024—a 0.7% increase. The strengthening US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
•The GBP averaged $1.70 in Q3 2023 and $1.77 in Q3 2024—a 4.1% increase. Year to date, the GBP averaged $1.67 in Q3 2023 and $1.74 in Q3 2024—a 4.2% increase. The strengthening GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
•The AU dollar averaged $0.88 in Q3 2023 and $0.91 in Q3 2024—a 3.4% increase and a positive effect on gross and net revenues during the quarter from the strengthening AU dollar. Year to date, the AU dollar averaged $0.90 in Q3 2023 and Q3 2024—remaining consistent with limited impact on gross and net revenue.
Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Management’s Discussion and Analysis September 30, 2024	M-7	Stantec Inc.

Gross Revenue by Reportable Segment - Q3 2024
(In millions of Canadian dollars, except percentages)	Q3 2024	Q3 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	438.6	360.6	78.0	32.4	n/a	45.6	12.6%
United States	1,034.3	974.2	60.1	14.8	16.3	29.0	3.0%
Global	456.5	358.4	98.1	76.0	9.2	12.9	3.6%
Total	1,929.4	1,693.2	236.2	123.2	25.5	87.5
Percentage Growth			13.9%	7.3%	1.4%	5.2%

Net Revenue by Reportable Segment - Q3 2024
(In millions of Canadian dollars, except percentages)	Q3 2024	Q3 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	371.5	315.9	55.6	27.0	n/a	28.6	9.1%
United States	775.9	711.6	64.3	12.4	11.9	40.0	5.6%
Global	377.4	289.3	88.1	63.6	7.7	16.8	5.8%
Total	1,524.8	1,316.8	208.0	103.0	19.6	85.4
Percentage Growth			15.8%	7.8%	1.5%	6.5%

Gross Revenue by Reportable Segment - year-to-date Q3 2024
(In millions of Canadian dollars, except percentages)	Q3 2024 YTD	Q3 2023 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,229.8	1,068.9	160.9	96.5	n/a	64.4	6.0%
United States	3,044.0	2,732.2	311.8	115.8	31.0	165.0	6.0%
Global	1,266.7	1,069.5	197.2	151.7	2.5	43.0	4.0%
Total	5,540.5	4,870.6	669.9	364.0	33.5	272.4
Percentage Growth			13.8%	7.5%	0.7%	5.6%

Net Revenue by Reportable Segment - year-to-date Q3 2024
(In millions of Canadian dollars, except percentages)	Q3 2024 YTD	Q3 2023 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,065.9	939.2	126.7	79.2	n/a	47.5	5.1%
United States	2,285.4	2,022.0	263.4	78.3	22.1	163.0	8.1%
Global	1,036.9	862.8	174.1	125.5	2.7	45.9	5.3%
Total	4,388.2	3,824.0	564.2	283.0	24.8	256.4
Percentage Growth			14.8%	7.4%	0.7%	6.7%

Management’s Discussion and Analysis September 30, 2024	M-8	Stantec Inc.

Gross Revenue by Business Operating Unit - Q3 2024
(In millions of Canadian dollars, except percentages)	Q3 2024	Q3 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	532.4	442.7	89.7	60.9	7.5	21.3	4.8%
Water	397.0	355.8	41.2	1.3	7.5	32.4	9.1%
Buildings	423.2	337.8	85.4	51.6	5.0	28.8	8.5%
Environmental Services	395.3	374.1	21.2	2.1	5.2	13.9	3.7%
Energy & Resources	181.5	182.8	(1.3)	7.3	0.3	(8.9)	(4.9%)
Total	1,929.4	1,693.2	236.2	123.2	25.5	87.5
Percentage Growth			13.9%	7.3%	1.4%	5.2%

Net Revenue by Business Operating Unit - Q3 2024
(In millions of Canadian dollars, except percentages)	Q3 2024	Q3 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	428.5	353.7	74.8	48.8	6.2	19.8	5.6%
Water	319.2	279.3	39.9	1.0	5.7	33.2	11.9%
Buildings	329.2	254.2	75.0	46.0	3.7	25.3	10.0%
Environmental Services	286.8	271.4	15.4	1.7	3.7	10.0	3.7%
Energy & Resources	161.1	158.2	2.9	5.5	0.3	(2.9)	(1.8%)
Total	1,524.8	1,316.8	208.0	103.0	19.6	85.4
Percentage Growth			15.8%	7.8%	1.5%	6.5%

Gross Revenue by Business Operating Unit - year-to-date Q3 2024
(In millions of Canadian dollars, except percentages)	Q3 2024 YTD	Q3 2023 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	1,520.7	1,304.0	216.7	148.9	11.9	55.9	4.3%
Water	1,168.3	1,025.2	143.1	1.3	11.2	130.6	12.7%
Buildings	1,227.1	924.5	302.6	195.0	7.5	100.1	10.8%
Environmental Services	1,089.3	1,053.0	36.3	7.8	8.9	19.6	1.9%
Energy & Resources	535.1	563.9	(28.8)	11.0	(6.0)	(33.8)	(6.0%)
Total	5,540.5	4,870.6	669.9	364.0	33.5	272.4
Percentage Growth			13.8%	7.5%	0.7%	5.6%

Management’s Discussion and Analysis September 30, 2024	M-9	Stantec Inc.

Net Revenue by Business Operating Unit - year-to-date Q3 2024
(In millions of Canadian dollars, except percentages)	Q3 2024 YTD	Q3 2023 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	1,226.8	1,042.9	183.9	117.9	9.3	56.7	5.4%
Water	929.2	807.3	121.9	1.0	8.5	112.4	13.9%
Buildings	945.3	711.3	234.0	150.0	5.2	78.8	11.1%
Environmental Services	811.6	773.7	37.9	6.4	6.3	25.2	3.3%
Energy & Resources	475.3	488.8	(13.5)	7.7	(4.5)	(16.7)	(3.4%)
Total	4,388.2	3,824.0	564.2	283.0	24.8	256.4
Percentage Growth			14.8%	7.4%	0.7%	6.7%

In Q3 2024, we delivered an overall 15.8% increase in net revenue compared to Q3 2023 and a 14.8% increase year to date. Net revenue growth reflects solid performance in all of our geographies, double-digit net organic growth in our Water and Buildings businesses, and solid contributions from our acquisitions of ZETCON, Morrison Hershfield, and Hydrock. Public infrastructure spending and private investment continue to be key growth drivers in 2024, with increased project work in water security and transportation sectors. Another key driver is the urgent challenge to tackle climate change and resource security. The focus on Smart(ER) cities and buildings (which include the tenets of Equity and Resiliency), including hospitals, data centers, and other mission-critical facilities to meet the needs in the civic, healthcare, residential, and industrial markets, also continues to drive growth.

Canada
We achieved 17.6% net revenue growth in our Canadian operations during the quarter and 13.5% year to date, reflecting strong organic and acquisition growth. In the quarter, we achieved double digit organic growth in our Infrastructure, Buildings, and Water businesses. Growth in Infrastructure was from the ramp up of major roadway projects in western Canada, transit and rail projects in eastern Canada, and land development projects in Alberta. Public sector investment in western Canada drove growth in Buildings, primarily in our civic, education, and healthcare sectors, as well as the ramp up of major advanced manufacturing projects. Continued momentum on wastewater solution projects contributed to double digit organic growth in Water. The ramp up of a major power intensive industrial processes project in the quarter partially offset the retraction in Energy & Resources experienced in the first half of the year from delays in the ramp up of new projects and the wind down of certain projects in late 2023.

United States
Net revenue increased 9.0% during the quarter and 13.0% year to date. Public and private sector demand continued to fuel solid organic growth across all of our business operating units. Momentum on major Infrastructure projects continued to drive double digit organic growth, particularly on transit and rail projects in the western US, roadway work in the eastern US, and residential development projects in the southern US. Our Water team capitalized on continued robust public sector and industrial project demands across the US and large-scale water security projects in the western US. Organic growth in Buildings was spurred by solid investment across most of our sectors, particularly in healthcare, industrial, and science and technology.
Global
In our Global operations, we achieved net revenue growth of 30.5% during the quarter and 20.2% year to date, reflecting double digit acquisition growth and solid organic net revenue growth. The ramp up of projects spurred 16% organic growth in Buildings and over 20% year-to-date, most notably in the Middle East where we are the lead designer of the Hamdan Bin Rashid Cancer Center in Dubai and in the UK as activity ramped up on a major battery cell manufacturing facility. Our industry-leading Water business delivered strong organic growth across the UK, New Zealand, and Australia through long-term framework agreements and public sector investment in water infrastructure.

Management’s Discussion and Analysis September 30, 2024	M-10	Stantec Inc.

Environmental Services also drove growth with momentum from energy transition projects, particularly in Europe. Partly offsetting the increases was a retraction in Australia Infrastructure, due to the Australia government’s decision to cancel or delay certain transportation projects, and in Energy & Resources as certain major projects wound down in Australia and Latin America.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS Accounting Standards.

(In millions of Canadian dollars, except percentages)	Sep 30, 2024	Dec 31, 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,700.4	1,342.6	357.8	173.6	n/a	184.2	13.7%
United States	4,169.2	3,950.8	218.4	46.7	80.4	91.3	2.3%
Global	1,439.5	1,012.5	427.0	377.0	30.2	19.8	2.0%
Total	7,309.1	6,305.9	1,003.2	597.3	110.6	295.3
Percentage Growth			15.9%	9.5%	1.7%	4.7%

Our contract backlog at September 30, 2024 stands at $7.3 billion, reflecting an increase of $1.0 billion since December 31, 2023, and represents approximately 12 months of work. Acquisitions completed in 2024 contributed to 9.5% growth or $597.3 million, primarily within Infrastructure and Buildings. Backlog also grew 4.7% organically from December 31, 2023, or $295.3 million, primarily in our Canada operations and particularly in our Infrastructure, Water, and Environmental Services business units. As well, our backlog grew organically by 5.5% compared to September 30, 2023 and achieved organic growth in all of our regional and business operating units, with the exception of Environmental Services which remained consistent.

Major Project Awards
We are well-positioned to provide solutions that positively impact our clients and communities. Through our partnerships and business relations, we continue to capture traditional and emerging opportunities in backlog and also in our master services agreement wins.

Canada
Our Water team was selected to lead the design of the new $1 billion biosolids facility in Winnipeg, which will process the key by-product of wastewater treatment into pathogen-free biosolids that are safe to use as fertilizer. Our Buildings team was recently awarded a federal design-build contract for a hangar expansion and upgrades. The Morrison Hershfield acquisition played a significant role in the award of two Infrastructure projects, both with the City of Toronto: the FG Gardiner Expressway rehabilitation and the Jane Street and Scarlett Road bridge replacements.

United States
Our Buildings team secured a new data center project in the growing mission critical facilities sector with a significant global social media company, one of the business’ top account partners. Continuing our work for Luma Energy, the Energy & Resources team was selected for a third master services agreement which aims to modernize Puerto Rico’s electrical grid, provide energy resiliency in the face of extreme weather events, and enable the large-scale transition to renewable energy on the island. Our Environmental Services work under the FEMA master services agreement continues with the new project award for Flood Insurance Rate Map production and related technical activities. Our Infrastructure team boasts over 30 years delivering projects for the New York State Department of Transportation, the latest being the Biennial Bridge inspections taking place over the next three years. Selected to improve the existing South Bay International Wastewater Treatment Plant, the Water team and its design-build

Management’s Discussion and Analysis September 30, 2024	M-11	Stantec Inc.

partner are working for the US International Boundary and Water Commission. The Water business is also part of a joint venture for phase two of the Sand Island Wastewater Treatment Plant in Honolulu, Hawaii.

Global
Our Energy & Resources team was appointed to a five-year framework to develop offshore and onshore energy grid infrastructure in Ireland, helping the country become a major regional producer and exporter of clean energy. In Scotland, our Infrastructure team was awarded Transport Planning Advisory services for the City of Edinburgh and our leading Water team won its first framework for Northern Ireland Water that will provide feasibility, design, and climate change management services. Another significant win for our Water business is in Queensland, Australia where the team is designing the upper and lower dams for a proposed 2000MW pumped hydro project.

Project Margin
In general, project margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of project margin, refer to the Financial Performance section of our 2023 Annual Report (incorporated here by reference).

Project Margin by Reportable Segment
	Quarter Ended Sep 30,				Three Quarters Ended Sep 30,
	2024		2023		2024		2023
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Canada	197.4	53.1%	168.8	53.4%	567.0	53.2%	503.6	53.6%
United States	426.1	54.9%	398.6	56.0%	1,256.2	55.0%	1,113.5	55.1%
Global	204.6	54.2%	153.7	53.1%	559.1	53.9%	458.0	53.1%
Total	828.1	54.3%	721.1	54.8%	2,382.3	54.3%	2,075.1	54.3%

Project Margin by Business Operating Unit
	Quarter Ended Sep 30,				Three Quarters Ended Sep 30,
	2024		2023		2024		2023
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	228.5	53.3%	192.3	54.4%	652.0	53.1%	560.5	53.7%
Water	176.1	55.2%	152.3	54.5%	514.0	55.3%	437.7	54.2%
Buildings	176.8	53.7%	139.4	54.8%	511.8	54.1%	384.1	54.0%
Environmental Services	163.0	56.8%	154.1	56.8%	457.0	56.3%	435.0	56.2%
Energy & Resources	83.6	51.9%	83.0	52.5%	247.5	52.1%	257.8	52.7%
Total	828.0	54.3%	721.1	54.8%	2,382.3	54.3%	2,075.1	54.3%

In the quarter, project margin increased $107.0 million, or 14.8%, and as a percentage of net revenue, project margin decreased to 54.3% from 54.8%. Year to date, project margin increased $307.2 million, or 14.8%, and as a percentage of net revenue, project margin remained consistent at 54.3%. Net revenue growth driven by robust public and private investment contributed to the project margin increases. As a percentage of net revenue, project margin remained in line with our expectations.

Management’s Discussion and Analysis September 30, 2024	M-12	Stantec Inc.

In Canada, project margin in the quarter increased $28.6 million to $197.4 million and year to date increased $63.4 million to $567.0 million. As a percentage of net revenue, project margin was 53.1% in the quarter and 53.2% year to date, a 30 and 40 basis point decrease, respectively, compared to prior periods. A shift in project mix, particularly in Energy & Resources, as well as the wind down of several higher margin projects in Environmental Services, and certain Infrastructure project recoveries and change order approvals in the prior period contributed to project margin decreases.

In our US operations, project margin in the quarter increased $27.5 million to $426.1 million and year to date increased $142.7 million to $1,256.2 million. As a percentage of net revenue, project margin decreased 110 basis points in the quarter to 54.9% and 10 basis points year to date to 55.0%. Margin decreases, particularly in the quarter, were primarily due to a shift in project mix, with higher volume on lower margin work, particularly in Buildings and Environmental Services, as well as certain Infrastructure recoveries in the prior period.

In our Global operations, project margin increased $50.9 million to $204.6 million and year to date increased $101.1 million to $559.1 million. As a percentage of net revenue, project margin was 54.2% in the quarter and 53.9% year to date, reflecting a 110 basis point and 80 basis point increase, respectively, compared to prior periods. Strong volume on higher margin work in Buildings and solid project performance in Water contributed to project margin increases.

Administrative and Marketing Expenses
Administrative and marketing expenses increased $80.8 million in Q3 2024 compared to Q3 2023 and increased as a percentage of net revenue by 20 basis points to 37.5%. Year to date, administrative and marketing expenses increased $218.3 million compared to the prior period and remained consistent as a percentage of net revenue at 38.6% in 2024.

The impact of the LTIP revaluation due to the movement of our share price was a $3.8 million recovery in Q3 2024 compared to a $7.1 million expense in Q3 2023 and an expense of $2.6 million in the first three quarters of 2024 compared to $22.0 million in the comparative period. We entered into a total return swap agreement for a proportion of our preferred share units in the quarter to manage the volatility of our share price impact on our LTIP costs.

Excluding the impacts of the LTIP revaluation, administrative and marketing expenses as a percentage of net revenue increased primarily due to the impact of claim provision estimates increasing to historically normal levels compared to 2023. Administrative labor increased due to higher training and integration cost associated with integrating Morrison Hershfield onto our ERP platform, and slightly lower utilization from staff transitioning in the first half of the year from certain major projects that wound down to new projects. Also, increased software costs were incurred in the quarter as part of our investment effort to support growth.

Partly offsetting these increases was the impact of the retrospective change in accounting policy related to the treatment of deferred payments from our historical acquisitions, which resulted in an increase to administrative and marketing expenses of $1.2 million in Q3 2024 compared to $3.7 million in Q3 2023 and $5.9 million in Q3 2024 year to date compared to $14.8 million in Q3 2023 year to date.

Amortization of Intangible Assets
The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years and contract backlog is amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of amortization can be significant in the reporting periods following an acquisition.

Amortization of intangible assets increased $11.1 million in the quarter and $21.2 million in the first three quarters of 2024 compared to the same periods in 2023 as a result of recent acquisitions completed, including acquisitions in 2024 which added $131.4 million to client relationships and $45.6 million to backlog.

Management’s Discussion and Analysis September 30, 2024	M-13	Stantec Inc.

Net Impairment of Lease Assets
As part of the increased real estate optimization objectives outlined in our 2024-2026 Strategic Plan, we continued to review our real estate lease portfolio to identify additional underutilized office spaces and updated our assumptions for previously impaired locations. Consequently, we recorded a non-cash net impairment charge of $13.7 million in the quarter and $30.6 million in the first three quarters of 2024 for various leased office spaces, primarily across our Canada and US operations. We also recorded related onerous contract costs of $2.3 million in the quarter and $4.3 million in the first three quarters of 2024 that are included in administrative and marketing expense.

The recoverable amount of lease assets was estimated using the value in use approach.

Net Interest Expense and Other Net Finance Expense
Net interest expense and other net finance expense increased $0.7 million in the quarter and $7.8 million in the first three quarters of 2024 compared to the same periods in 2023, primarily due to overall higher net debt to fund our acquisitions.

Other Income
Other income was $6.9 million in the first three quarters of 2024 compared to $1.3 million in the same period in 2023. Other income from our investments held for self-insured liabilities included a net gain of $11.3 million year to date compared to $4.3 million in the same period in 2023.

Income Taxes
Our year to date 2024 effective income tax rate of 22.3% remained in line with our guidance and consistent with the annual effective tax rate of 22.3% in 2023.

Management’s Discussion and Analysis September 30, 2024	M-14	Stantec Inc.

Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2024			2023				2022
(In millions of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross revenue	1,929.4	1,889.7	1,721.4	1,609.0	1,693.2	1,638.2	1,539.2	1,513.5
Net revenue	1,524.8	1,493.3	1,370.1	1,242.2	1,316.8	1,278.7	1,228.5	1,130.4
Net income (note 1)	103.2	83.2	77.1	70.5	101.3	85.0	59.7	68.3
Diluted earnings per share (note 1)	0.90	0.73	0.68	0.63	0.91	0.77	0.54	0.62
Adjusted net income (note 2)	147.9	127.2	103.0	91.4	126.7	109.4	80.9	91.1
Adjusted diluted EPS (note2)	1.30	1.12	0.90	0.82	1.14	0.99	0.73	0.82
note 1: Net income and diluted earnings per share for Q2 2024 to Q4 2022 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Net income was adjusted downward by $1.4 in Q2 2024, $2.3 in Q1 2024, $3.9 in Q4 2023, $2.6 in Q3 2023, $3.0 in Q2 2023, $5.2 in Q1 2023, and $5.2 in Q4 2022. Annual net income of $331.2 was adjusted downward by $14.7 in 2023 to $316.5 and net income of $247.0 by $20.6 in 2022 to $226.4. Diluted earnings per share was adjusted downward by $0.01 in Q2 2024, $0.02 in Q1 2024, $0.03 in Q4 2023, $0.03 in Q3 2023, $0.02 in Q2 2023, $0.05 in Q1 2023, $0.04 in Q4 2022. Annual diluted EPS of $2.98 was adjusted downward by $0.13 in 2023 to $2.85 and diluted EPS of $2.23 by $0.19 in 2022 to $2.04. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
note 2: Adjusted net income and adjusted diluted EPS are non-IFRS measures further discussed in the Definitions section of this MD&A.
Quarterly EPS and adjusted diluted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted diluted EPS are also affected by the change in the market price of our shares since we do not include dilutive options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of organic and acquisition growth and foreign exchange on net revenue:

	Q3 2024	Q2 2024	Q1 2024	Q4 2023
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Increase in net revenue due to
Organic growth	85.4	90.2	80.8	85.3
Acquisition growth	103.0	112.5	67.5	21.3
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	19.6	11.9	(6.7)	5.2
Total increase in net revenue	208.0	214.6	141.6	111.8

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions in the northern hemisphere and holiday schedules. The increase in net revenue from Q3 2024 compared to Q3 2023 primarily reflects acquisition growth from revenues contributed from acquisitions completed in the last twelve months, organic growth due to a strong macro environment, and net positive foreign exchange impacts. (See additional information on the operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis September 30, 2024	M-15	Stantec Inc.

Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2023:

(In millions of Canadian dollars)	Sep 30, 2024	Dec 31, 2023

Total current assets	2,621.8	2,272.5
Property and equipment	296.6	267.5
Lease assets	482.4	442.9
Goodwill (note)	2,636.7	2,073.6
Intangible assets	437.6	265.7
Net employee defined benefit asset	79.6	72.3
Deferred tax assets	87.4	92.6
Other assets	297.4	279.2
Total assets (note)	6,939.5	5,766.3

Current portion of long-term debt (note)	180.4	124.0
Current portion of provisions	44.1	51.7
Current portion of lease liabilities	110.0	101.3
All other current liabilities (note)	1,516.9	1,339.9

Total current liabilities (note)	1,851.4	1,616.9
Lease liabilities	539.7	477.8
Long-term debt (note)	1,475.8	974.2
Provisions	174.1	134.8
Net employee defined benefit liability	28.1	29.5
Deferred tax liabilities (note)	95.2	26.4
Other liabilities	41.9	55.6
Equity (note)	2,733.3	2,451.1
Total liabilities and equity (note)	6,939.5	5,766.3
note: December 31, 2023 balances have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

Our adoption of the IFRIC agenda decision issued in April 2024 resulted in a retrospective adjustment to the opening consolidated statement of financial position. This change in accounting policy resulted in downward adjustments to goodwill of $310.4 million, retained earnings of $285.5 million, accumulated other comprehensive income (loss) of $20.0 million, and long-term debt of $30.8 million.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position increased due to the strengthening of the US dollar, British pound, and Australian dollar relative to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

The ZETCON, Morrison Hershfield, and Hydrock acquisitions increased goodwill by $505.4 million, intangible assets by $177.3 million, lease assets by $60.8 million, and other assets of $32.6 million. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Other increases to long-term assets include additions to property and equipment, lease assets and intangible assets. Partly offsetting the increases were depreciation, amortization expense, and impairments.

Management’s Discussion and Analysis September 30, 2024	M-16	Stantec Inc.

Long-term debt increased $558.0 million, due to higher draws on the revolving credit facility and increases to notes payable, primarily to finance our 2024 acquisitions, as well as higher other financing obligations. Acquisition additions increased lease liabilities by $57.3 million, deferred tax liabilities by $55.7 million, and provisions by $23.4 million. Other increases include additions and modifications to lease liabilities and higher provisions for self-insured liabilities. Partly offsetting these increases is a reduction in other liabilities due to the settlement of cash-settled share-based compensation obligations.
Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings (further described in the Capital Management section of this MD&A); and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at September 30, 2024, compared to December 31, 2023:

(In millions of Canadian dollars, except ratios)	Sep 30, 2024	Dec 31, 2023
Current assets	2,621.8	2,272.5
Current liabilities (note 1)	1,851.4	1,616.9
Working capital (note 1 and 2)	770.4	655.6
Current ratio (note 1 and 2)	1.42	1.41
note 1: December 31, 2023 balances and ratio have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
note 2: See the Definitions section of this MD&A for our discussion of supplementary financial measures used.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position increased due to the strengthening of the US dollar, British pound, and Australian dollar relative to the Canadian dollar.

Current assets increased due to a collective increase of $368.9 million in trade and other receivables, unbilled receivables, and contract assets from organic growth and the 2024 acquisitions. The timing of installment payments contributed to increases in income taxes recoverable and higher subscription renewal fees for certain cloud-based software solutions contributed to higher prepaid expenses. These increases were partly offset by decreases in cash and deposits of $90.4 million (explained in the Cash Flows section of this MD&A).
Our DSO, defined in the Definitions section of this MD&A, of 80 days, remains within our stated internal guidelines, at September 30, 2024, and represents a decrease of three days from September 30, 2023 and an increase of three days from December 31, 2023. DSO is typically higher in the third quarter as a result of seasonal impacts.
The increase in current liabilities was primarily related to the increase in trade and other payables, resulting from acquisition additions and the timing of payroll payments, the current portion of long-term debt (explained in the Statements of Financial Position section of this MD&A), and deferred revenue from acquisitions. These increases

Management’s Discussion and Analysis September 30, 2024	M-17	Stantec Inc.

were partly offset by a decrease in the current portion of other liabilities, primarily related to cash settled share-based compensation.

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Sep 30,			Three Quarters Ended Sep 30,
(In millions of Canadian dollars)	2024	2023	Change	2024	2023	Change
Cash flows from operating activities (note)	178.9	212.7	(33.8)	296.3	260.9	35.4
Cash flows used in investing activities	(32.7)	(46.5)	13.8	(605.2)	(174.9)	(430.3)
Cash flows (used in) from financing activities (note)	(103.0)	(224.1)	121.1	209.9	(59.3)	269.2
note: Cash flows from (used in) operating and financing activities for the quarter ended September 30, 2023 and for the three quarters ended September 30, 2023 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.

Cash Flows From Operating Activities
Cash flows from operating activities were $296.3 million, which increased $35.4 million or 13.6% compared to 2023. The year-to-date cash flow increase was due to continued strong revenue growth, partly offset by the increased investment in net working capital to support organic growth and the expected impact from the financial system migration of Morrison Hershfield.

Cash Flows Used in Investing Activities
Cash flows used in investing activities were $605.2 million year to date compared to $174.9 million in 2023. This was primarily due to net cash used to fund the 2024 acquisitions for $555.0 million. Cash used to purchase property and equipment and intangible assets of $95.9 million was also higher compared to $80.3 million in 2023. Partly offsetting these increases was net proceeds of $39.5 million earned from the sale of investments held for self-insured liabilities compared to net purchases of $24.7 million in the comparative period.

Cash Flows (used in) From Financing Activities
Cash flows from financing activities for the year to date were $209.9 million, a $269.2 million increase in cash inflows compared to 2023. The increase was driven by higher draws on our revolving credit facility of $457.0 million in 2024, to fund the 2024 acquisitions, compared to net proceeds of $160.9 million from our senior unsecured notes and revolving credit facility in 2023. Partly offsetting the increase was higher repayments of $66.8 million for notes payable and other financing obligations compared to the prior period.

Capital Management
Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA ratio (actual trailing twelve months) of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

Management’s Discussion and Analysis September 30, 2024	M-18	Stantec Inc.

(In millions of Canadian dollars, except ratios)	Sep 30, 2024	Dec 31, 2023
Current and non-current portion of long-term debt (note 1)	1,656.2	1,098.2
Less: cash and cash equivalents	(262.5)	(352.9)
Bank indebtedness	25.3	23.6
Net debt (note 1)	1,419.0	768.9
Shareholders' equity (note 1)	2,733.3	2,451.1
Total capital managed (note 1)	4,152.3	3,220.0
Trailing twelve months adjusted EBITDA from continuing operations (note 2)	928.4	831.0
Net debt to adjusted EBITDA ratio (note 1 and 2)	1.5	0.9

note 1: December 31, 2023 results have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
note 2: See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

At September 30, 2024, our net debt to adjusted EBITDA ratio was 1.5x, falling within our stated internal guideline, and higher compared to December 31, 2023 due to our recent acquisitions of ZETCON, Morrison Hershfield, and Hydrock which resulted in higher draws on our revolving credit facility.

Our credit facilities include:
•senior unsecured notes of $550 million
•syndicated senior unsecured credit facilities of $1.1 billion, structured as a sustainability-linked loan, consisting of a revolving credit facility in the maximum of $800 million and a term loan of $310 million (with access to additional funds of $600 million through an accordion feature), and an unsecured bilateral term credit facility of $100 million
•an uncommitted unsecured multicurrency credit facility of £20 million and an overdraft facility of AU$5 million

We amended the syndicated senior credit facilities on June 27, 2024, to change certain terms and conditions, including extending the maturity dates for the revolving credit facility from December 8, 2027 to June 27, 2029, the $150 million tranche B of the term loan from December 8, 2025 to June 27, 2027, and the $160 million tranche C of the term loan from December 8, 2027 to June 27, 2029. The amendments to the terms and conditions were not considered to be substantial.

We are required to comply with certain covenants as part of our senior unsecured notes, syndicated senior unsecured credit facilities, and unsecured bilateral term credit facility. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At September 30, 2024, $273.5 million was available in our credit facilities for future activities, and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended September 30, 2024.

Shareholders’ Equity
Shareholders’ equity increased $282.2 million from December 31, 2023. The increase in shareholders' equity was mainly due to net income of $263.5 million earned in the first three quarters of 2024 and other comprehensive income of $90.4 million, primarily related to exchange differences on translation of our foreign subsidiaries. These increases were partly offset by dividends declared of $71.7 million.

Our Normal Course Issuer Bid (NCIB) on the TSX was renewed on December 11, 2023, enabling us to repurchase up to 2,281,339 of our common shares during the period of December 13, 2023 to December 12, 2024. We also have an

Management’s Discussion and Analysis September 30, 2024	M-19	Stantec Inc.

Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.
Other
Outstanding Share Data
Common shares outstanding were 114,066,995 at September 30, 2024 and November 7, 2024. No shares were repurchased from October 1, 2024 to November 7, 2024 under our NCIB Automatic Share Purchase Plan.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the Contractual Obligations section of our 2023 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at September 30, 2024.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the Off-Balance Sheet Arrangements section of our 2023 Annual Report (incorporated here by reference).

Financial Instruments and Market Risk
At September 30, 2024, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2023 Annual Report (incorporated here by reference).

We continue to hold total return swap (TRS) agreements with financial institutions to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for performance share units, restricted share units and deferred share units.

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 33 of our audited consolidated financial statements for the year ended December 31, 2023 (included in our 2023 Annual Report and incorporated here by reference). At September 30, 2024, the nature and extent of these transactions were not materially different from those disclosed in the 2023 Annual Report.
Critical Accounting Developments, Estimates, and Measures

Change in Accounting Policy
IFRS 3 Business Combinations requires contingent payments (including deferred payments) to employees or selling shareholders to be treated as contingent consideration in a business combination or as separate transactions, depending on the nature of the payments. In April 2024, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on Payments Contingent on Continued Employment during Handover Periods (IFRS 3). The agenda decision provided clarification on how automatic forfeiture should be applied to payments in a business combination which may be contingent on the sellers' continued employment. Historically we issued notes payable as purchase consideration that were contingent on selling shareholders complying with the terms of the acquisition agreement. Effective September 30, 2024, we performed a reassessment of our historical acquisitions, based on the IFRIC clarification, and revised the accounting for certain historical notes payable from purchase consideration to

Management’s Discussion and Analysis September 30, 2024	M-20	Stantec Inc.

compensation for post-combination services. We have also changed the terms used in recent acquisition agreements to clarify that adjustments to the notes payable are not contingent on continued employment but adjusted based on factors relevant to the performance of the business. The reassessment was applied as a change in accounting policy, retrospectively to all prior periods presented. The impacts on our consolidated financial statements is disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2024 (incorporated herein by reference).

Recent Accounting Pronouncements
Certain amendments disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2024 (incorporated here by reference) had an effective date of January 1, 2024, but did not have a material impact on the consolidated financial statements or accounting policies for the three quarters ended September 30, 2024.

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 6 of our 2023 audited consolidated financial statements and note 3 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2024 (both incorporated here by reference). We are currently considering the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements.

Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates in Q3 2024 from those described in our 2023 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2023, audited consolidated financial statements (incorporated here by reference).

The conflicts in Ukraine and the Middle East, and higher inflationary environments have had adverse financial impacts on the global economy, but we have not seen an increase to our risk exposure. Stantec continues to closely monitor conflicts for potential impacts to our people and operations.

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS Accounting Standards and do not have any standardized meaning prescribed by IFRS Accounting Standards. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS Accounting Standards financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS Accounting Standards measure is included on page M-5.

Management’s Discussion and Analysis September 30, 2024	M-21	Stantec Inc.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS Accounting Standards measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS Accounting Standards measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS Accounting Standards measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-19.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS Accounting Standards measure, cash flows from operating activities, is included in the Additional Reconciliations of Non-IFRS Financial Measure on page M-23.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS measures.

Management’s Discussion and Analysis September 30, 2024	M-22	Stantec Inc.

Supplementary Financial Measures

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS Accounting Standards.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-19.

Additional Reconciliation of Non-IFRS Financial Measure

Free Cash Flow

	Quarter Ended Sep 30,		Three Quarters Ended Sep 30,
(In millions of Canadian dollars)	2024	2023	2024	2023
Net cash flows from operating activities (note 1)	178.9	212.7	296.3	260.9
Less: capital expenditures (property and equipment and intangible assets)	(35.1)	(39.9)	(95.9)	(80.3)
Less: net lease payments	(31.9)	(32.8)	(86.1)	(94.2)
Free cash flow (note 2)	111.9	140.0	114.3	86.4
note 1: Net cash flows from operating activities and free cash flow for the quarter ended September 30, 2023 and for the three quarters ended September 30, 2023 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of this MD&A for further details.
note 2: See the Definitions section of this MD&A for a discussion of free cash flow, a non-IFRS measure.

Management’s Discussion and Analysis September 30, 2024	M-23	Stantec Inc.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at such date.

Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
For the three quarters ended September 30, 2024, there has been no significant change in our risk factors from those described in our 2023 Annual Report (incorporated here by reference). Notwithstanding the ongoing conflicts in the Middle East, our offices in the region, including in Bahrain, Qatar, Saudi Arabia, and the United Arab Emirates, have not been materially impacted by the increased geopolitical risk in the region and we do not have physical offices in the Israel-Gaza region, Lebanon, or Iran where the Israel-Hamas conflict is ongoing. We continue to closely monitor conflicts for potential impacts to our people and operations.

Subsequent Event
Dividends
On November 7, 2024, our Board of Directors declared a dividend of $0.21 per share, payable on January 15, 2025, to shareholders of record on December 31, 2024.
Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this MD&A has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2024 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:
•Our expectations in the Outlook section of this MD&A:
◦Our expectation that net revenue growth remains robust;
◦Net revenue growth is expected to be in the range of 14.5% to 15.0%, with organic net revenue growth in the mid to high-single digits;
◦Organic growth in the US and Global regions is expected to be in the mid to high-single digits and Canada is expected to be in the mid-single digits;

Management’s Discussion and Analysis September 30, 2024	M-24	Stantec Inc.

◦Acquisition net revenue growth is expected to be in the high-single digits;
◦Adjusted EBITDA margin expected to be in the range of 16.5% to 16.9%, which reflects our continuing confidence in solid project execution and operational performance;
◦Adjusted net income as a percentage of net revenue above 8%;
◦Adjusted diluted EPS growth expected to be in the range of 16% to 18%;
◦Adjusted ROIC expected to be above 12%;
◦Impact of LTIP existing at Q3 remaining constant to the end of the year, would be negligible, and the full year impact would be approximately $2.0 million (pre-tax) or $0.01 EPS;
•Our belief that public infrastructure spending; private investment; increased project work in water security and transportation; the urgent challenges to tackle climate change and resource security; Smart(ER) cities; and buildings, including hospitals, data centers, and other mission critical facilities, to meet civic, healthcare, residential and industrial markets, are key growth drivers;
•Our belief that we are well positioned to provide solutions that positively impact our clients and communities and through our partnerships and business relations, we continue to capture traditional and emerging opportunities in backlog and in our master services agreement wins;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model; and
•Our expectations in the Critical Accounting Estimates, Developments and Measures section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three quarters ended September 30, 2024, there has been no significant change in our risk factors from those described in our 2023 Annual Report (incorporated here by reference).

Assumptions
In determining our forward-looking statements, we consider material factors, including assumptions about the performance of Canadian, US, and various international economies and their effect on our business. We have revised certain annual targets previously included in our 2023 Annual Report. The assumptions we made at the time of publishing our annual targets and outlook for 2024 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2023 Annual Report (incorporated here by reference). The following information updates and therefore supersedes those assumptions.
•In our 2023 Annual Report, our outlook forecast assumed an average value for the US dollar of $1.35, for the British pound of $1.70, and for the Australian dollar of $0.90. Our September 2024 outlook forecast now assumes an average value for the US dollar of $1.36, for the British pound of $1.76, and for the Australian dollar of $0.91.

Management’s Discussion and Analysis September 30, 2024	M-25	Stantec Inc.

•As of September 2024 Canada's 2024 GDP growth is projected to see a growth rate of 1.2% compared to 0.9% at December 2023, the US is projected to see a growth rate of 2.0% compared to 1.5% at December 2023, and the UK is expected to experience GDP growth of 1.1% compared to 0.7% at December 2023. Australia's 2024 GDP growth is projected to remain consistent with the rate forecasted in December of 1.4%.
•In Canada, the number of total housing starts in 2024 was forecasted to decrease by 12% compared to 2023. As of June 2024, new housing construction in Canada increased 2% over the first three quarters of 2024. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2024 is expected to be 1.34 million as of September 2024, a slight decrease from the December 2023 forecast.
•The American Institute of Architects ABI (architectural billing index) has increased to 45.7 as of September 2024 from 45.3 at December 2023.
The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of November 7, 2024, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2024, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis September 30, 2024	M-26	Stantec Inc.